SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ____________________

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

MCN Energy Group Inc. (MCN)

500 Griswold Street
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Financial Statements for the Years Ended December 31, 1999 and 1998,
Supplemental Schedule for the Year Ended December 31, 1999
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
Statement of net assets available for benefits as of decemeber 31, 1999 and 1998
Statement of net assets available for benefits for the Year Ended Decemeber 31, 1999
Notes to Financial Statements
Form 5500, Schedule H, item 4i — Schedule of assets held for investment purposes as of December 31, 1999
Independent Auditors' Consent

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Page

Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999	3

Notes to Financial Statements	4-10

Supplemental Schedule:

Form 5500, Schedule H, Item 4i — Schedule of Assets Held for Investment Purposes as of December 31, 1999	11

INDEPENDENT AUDITORS’ REPORT

June 19, 2000

To the Trustees and Participants of the
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	1999	1998

INVESTMENTS, at fair value (Notes 1 and 3):

Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc	$13,222,776	$10,107,915

Registered investment companies	51,921,533	36,274,943

Loans to participants	5,125,476	5,056,835

Investment in Master Trust (Note 5)	9,504,430	9,447,762

Non-Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc	26,067,448	20,333,848

Total Investments	105,841,663	81,221,303

OTHER ASSETS:

Cash on deposit and in transit	12,852	12,639

NET ASSETS AVAILABLE FOR BENEFITS	$105,854,515	$81,233,942

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

	PARTICIPANT
	DIRECTED PLAN	MCN RESTRICTED
	INVESTMENTS	STOCK FUND	TOTAL

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS

ATTRIBUTED TO:

Investment income	$5,492,708	$1,111,985	$6,604,693

Change in fair value of investments (Note 3)	13,598,320	5,085,757	18,684,077

Transfers by participants among investment fund, net	98,923	(98,923)	—

Transfers to loan fund	404,426	(404,426)	—

Transfers from loan fund	(456,483)	456,483	—

Interest on loans to participants	354,434	148,981	503,415

	19,492,328	6,299,857	25,792,185

Contributions:

Participant	3,314,770	—	3,314,770

Employer	462,986	1,412,249	1,875,235

Forfeitures to be used	2,223	—	2,223

	3,779,979	1,412,249	5,192,228

Total Additions	23,272,307	7,712,106	30,984,413

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS

ATTRIBUTED TO:

Benefits paid	(3,311,061)	(1,559,035)	(4,870,096)

Withdrawals	(1,047,778)	(409,631)	(1,457,409)

Interplan transfers, net	(26,495)	(9,840)	(36,335)

Total Deductions	(4,385,334)	(1,978,506)	(6,363,840)

NET INCREASE	18,886,973	5,733,600	24,620,573

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	60,900,094	20,333,848	81,233,942

End of year	$79,787,067	$26,067,448	$105,854,515

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution benefit plan for employees covered by the collective bargaining agreements who have attained one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), a subsidiary of MCN Energy Group Inc. (MCN). The Plan represents an agreed-upon benefit plan enhancement as ratified by and between the Company and collective bargaining units within the Company.

Contributions

Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant combined pre-tax and post-tax contributions are limited to 17% (15% for highly compensated participants) of the participant’s compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue Service. Participants may elect to have their Compensation reduced (Salary Reductions) by up to 8% (9% for highly compensated participants) and have that amount contributed to the Plan.

The Company’s maximum matching contributions are limited, depending on years of service, to 2% to 6% of the participant’s Compensation. Seventy-five percent of the Company’s matching contributions must be allocated to the MCN Restricted Stock Fund.

The Company contributes annually to the MCN Restricted Stock Fund accounts for Greater Michigan Local and Detroit Local participants on active payroll who have at least 30 years of service on the measurement date which is March 1 of each year. Effective March 1, 1999 for Greater Michigan Local participants and March 1, 1998 for Detroit Local participants, the amount contributed annually by the Company is $600 in shares of MCN common stock. Prior to March 1, 1999 the amount contributed annually by the Company for each of its Greater Michigan Local participants on active payroll who had at least 30 years of service on the measurement date was 25 shares of MCN stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five Years of Service.

Investment Options

Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. However, participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following investment options:

MCN Stock Fund — Fund invests solely in the common stock of MCN. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match. The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. The entire MCN Stock Fund is considered to be the Employee Stock Ownership (ESOP) portion of the plan. MCN dividends accumulated under the ESOP are passed through to each participant within 90 days of the previous Plan year. Those participants who elected to receive a payout of such dividends for the 1999 and 1998 Plan years had to notify the Trustee in writing. Future dividends may be passed through to participants at the discretion of the MichCon Board of Directors.

Fixed Income Fund — Fund consists of higher quality investments consistent with the Fund’s objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consists of the following: (1) contracts with insurance companies and other financial institutions providing for fixed rates of interest; and (2) investments in specific government and corporate marketable fixed income securities, which are managed by professional investment advisors.

Amounts invested in marketable securities are through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

Loomis Sayles Small Cap Value Fund — Fund consists primarily of smaller capitalization common stocks, emphasizing both undervalued securities and securities of companies with significant growth potential.

Putnam Fund for Growth and Income — Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) of U.S. government securities.

Putnam Global Growth Fund – Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam Income Fund – Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal. Effective June 1999, the fund was eliminated from the Plan.

Putnam New Opportunities Fund – Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

Putnam S&P 500 Fund – Fund consists primarily of stocks that closely approximates the return of the Standard & Poor’s (S&P) 500 index, which is an indicator of the U.S. stock market performance.

Putnam Voyager Fund – Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

On July 1, 1999 the following funds were added to the Plan:

Legg Mason Value Institutional Portfolio Fund – Fund consists primarily of stocks that are believed to be undervalued and offer above-average potential for capital appreciation.

Lord Abbett Developing Growth Fund – Fund consists primarily of stock of selected small companies with long-range growth potential.

Putnam International Growth Fund – Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the U.S.

Vanguard US Growth Fund – Fund consists primarily of large, high quality seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

Western Asset Core Portfolio – Fund consists primarily of fixed-income securities with an average duration of four to six years.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

management and other related expenses of the funds. The Company pays 100% of the record-keeping and Trustee expenses.

Loans

Subject to limitations imposed by the Internal Revenue Code (IRC) and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every 12 months provided that the loan balance is paid off in full.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants’ investments under the Plan (in the event of termination).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared under the accrual method of accounting.

Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

Investments are stated at fair value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on or at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. Participant loans receivable are presented at cost, which approximates fair value.

The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

Benefits are recorded when paid.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain reclassifications have been made to prior year’s statements to conform to the 1999 presentation.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan’s net assets:

	December 31

	1999		1998

MCN Stock Fund — Restricted, 1,097,577 and 1,066,694 shares, respectively	$26,067,448	*	$20,333,848	*

MCN Stock Fund — Unrestricted, 556,748 and 530,251 shares, respectively	13,222,776		10,107,915

Putnam Fund for Growth and Income, 537,914 and 511,701 shares, respectively	10,096,648		10,484,746

Putnam Global Growth Fund, 610,228 and 573,006 shares, respectively	11,557,722		7,133,922

Putnam New Opportunities Fund, 79,200 and 71,084 shares, respectively	7,318,857		4,153,463

Putnam Voyager Fund, 664,328 and 619,855 shares, respectively	20,992,750		13,587,224

*	Non-Participant directed

      During 1999, the Plan’s investments appreciated in value by $18,684,077 as follows:

Common Stock	$7,529,554

Registered Investment Companies	11,154,523

$18,684,077

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.	DEFINED CONTRIBUTION PLANS MASTER TRUST

The Master Trust was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of the Company and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

Currently, the Master Trust consists of certain commingled assets of the Plan, MCN Energy Group Savings and Stock Ownership Plan, Citizens Gas Fuel Company Investment Share Plan and the MichCon Home Services 401(k) Plan. The Plan’s investment in the Master Trust in the

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 18%) of the Master Trust investments. The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 1999 and 1998 is as follows:

	1999	1998

Investments:

Temporary investments, at fair value	$5,308,022	$13,002,190

Insurance contracts, including accumulated interest, at contract value	46,859,452	41,197,145

Total investments	52,167,474	54,199,335

Assets held in Master Trust	$52,167,474	$54,199,335

      The following is a summary of the change in net assets held in the Master Trust for the year ended December 31, 1999:

1999

Transfers into Master Trust	$71,287,101

Interest, dividend and other income on investments	3,141,378

Transfers out of Master Trust	(76,460,340)

Change in assets held	(2,031,861)

Net assets, beginning of year	54,199,335

Net assets, end of year	$52,167,474

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

7.	MERGER AGREEMENT WITH DTE ENERGY COMPANY

MCN and DTE Energy Company (DTE) have signed a definitive merger agreement, dated October 4, 1999, under which DTE will acquire all outstanding shares of MCN common stock. The boards of directors and the shareholders of both companies have approved the proposed merger. The transaction is subject to regulatory approvals and other customary merger conditions.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 38-0478040, PN: 014

FORM 5500, SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

		(c)
	(b)	Description of investments including		(e)
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	Value

*	MCN Restricted Stock Fund	MCN Energy Group Inc., Common Stock	$19,306,906	$26,067,448

*	MCN Unrestricted Stock Fund	MCN Energy Group Inc., Common Stock	11,499,323	13,222,776

*	Global Growth Fund	Registered Investment Company	8,108,250	11,557,722

*	Growth and Income Fund	Registered Investment Company	10,930,779	10,096,648

*	Fixed Income Fund	Investment in Master Trust	9,504,430	9,504,430

*	Voyager Fund	Registered Investment Company	15,451,891	20,992,750

*	New Opportunities Fund	Registered Investment Companies	4,996,598	7,318,857

*	Loomis Sayles Small Cap Value Fund	Registered Investment Companies	118,365	119,319

*	S & P 500 Fund	Registered Investment Companies	943,220	1,167,740

*	Legg Mason Value Institutional Portfolio Fund	Registered Investment Companies	56,895	61,634

*	Lord Abbett Developing Growth Fund	Registered Investment Companies	18,549	22,132

*	Vanguard US Growth Fund	Registered Investment Companies	248,500	266,075

*	International Growth Fund	Registered Investment Companies	176,035	201,609

*	Western Asset Core Portfolio	Registered Investment Companies	122,030	117,047

*	Putnam	Cash on Deposit and in Transit	12,852	12,852

*	Loan Fund	Loans to Participants (Interest rates 9.00% to 11.00%)	—	5,125,476

			$81,494,623	$105,854,515

*	Represents Party-in-Interest

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MichCon Investment and Stock Ownership Plan

By:	/s/ Howard L. Dow III

Howard L. Dow III

Executive Vice President, Treasurer and Chief Financial Officer

Michigan Consolidated Gas Company

Dated: June 29, 2000

EXHIBIT INDEX

Number

23	Independent Auditors’ Consent — George Johnson& Company